UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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SEC
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FEB 29 2012
Washington DC
122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-041387~~
8-41387

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ROBINSON & LUKENS, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1319 VINCENT PLACE
(No. and Street)

MCLEAN (City) VA (State) 22101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Colin Atkins, Jr. (703) 848-9898
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently [redacted]**

12014073

KW 3/12

OATH OR AFFIRMATION

I, J. Colin Atkins, Jr., swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Robinson & Lukens, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

President

Title

Notary Public

MAAME EKUA WIREKU
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES FEB. 28, 2014
COMMISSION # 7330704

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBINSON & LUKENS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

ROBINSON & LUKENS, INC.
STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2011

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Board of Directors
Robinson & Lukens, Inc.
McLean, VA

We have audited the accompanying statement of financial condition of Robinson & Lukens, Inc. (the Company) as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Robinson & Lukens, Inc. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 22, 2012

ROBINSON & LUKENS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS	
Cash in Banks	
General Funds	$ 887,891
Reserve Funds Deposited for Benefit of Customers	75,000
Receivable from Customers	1,882
Securities Owned, at Market Value	1,600,066
Other Current Assets	46,160
	2,610,999
OTHER ASSETS	
Deposits	124,883
Total Assets	$ 2,735,882

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Customers' Credit Balances	$ 29,728
Other Current Liabilities	115,475
Total Liabilities	145,203
STOCKHOLDERS' EQUITY	
Common Stock (Authorized 10,000 Shares, Issued and Outstanding 6,100 Shares)	305,000
Retained Earnings	2,285,679
Total Stockholders' Equity	2,590,679
Total Liabilities and Stockholders' Equity	$ 2,735,882

See accompanying Notes to Financial Statements.

NOTE 1 – ORGANIZATION

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

NOTE 2 - ACCOUNTING POLICIES

Security transactions are recorded on settlement date. The effect on net income of using a settlement date basis versus a trade date basis for recording securities transactions is not material. Securities owned are recorded at market value with any unrealized appreciation or depreciation included in current operating income.

Fixed assets are carried at cost ($35,843), less accumulated depreciation. Depreciation is determined in accordance with accelerated cost recovery methods over the estimated useful lives of the assets. At December 31, 2011 all fixed assets were fully depreciated.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of amounts on deposit with federally insured financial institutions in checking and money market accounts. Total cash on deposit at December 31, 2011, and during the year then ended exceeded the federal deposit insurance limits. The Company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

NOTE 4 - CAPITAL REQUIREMENTS

The Company is subject to the net capital rule of the Securities and Exchange Commission. The rule requires that the Company's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was .05 to 1, and net capital was $2,217,503 as compared to the required minimum net capital of $250,000.

NOTE 5 - LEASE COMMITMENTS

The Company is committed under a lease for office space which expires on February 28, 2015. Under this agreement the total future minimum lease payments are as follows:

2012	$ 36,000
2013	36,000
2014	36,000
2015	6,000
Total minimum payments	$ 114,000

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 7 - INCOME TAXES

The Company has elected to file income tax returns as a subchapter S Corporation as defined in the Internal Revenue Code. Generally, an S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

NOTE 8 - RESERVE FUNDS DEPOSITED FOR THE BENEFIT OF CUSTOMERS

Cash segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission at December 31, 2011 was $75,000.

NOTE 9 - PENSION PLAN

The Company has a Simplified Employee Pension Plan. Discretionary contributions are made to individual accounts of eligible employees. Employees meeting certain age and service requirements participate in the plan. At December 31, 2011 the Company had accrued a contribution to the plan of $48,855.

NOTE 10 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values as follows:

Mutual Funds	$ 79,622
Money Market Mutual Funds	25,159
Corporate Stock	1,495,285
Total	$ 1,600,066

NOTE 11 - FAIR VALUE MEASUREMENT

All of the Company's assets and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820. Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 12 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2012, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.